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Tracy Kimmel Direct Dial: 212/556-2294 tkimmel@kslaw.com

December 14, 2004

Via Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0409

Washington, D.C.  20549

Attn:	Pamela A. Long
Assistant Director

Re:	Foster Wheeler Ltd. and Foster Wheeler LLC
Form S-3, filed on October 29, 2004
File No. 333-120076

Dear Ms. Long:

On behalf of Foster Wheeler Ltd. (“Parent”) and Foster Wheeler LLC (“LLC” and together with Parent, “Foster Wheeler”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”) the following:

•                    Amendment No. 1, dated December 14, 2004 (“Amendment No. 1”) to Foster Wheeler’s Registration Statement on Form S-3 (File No. 333-120076), filed on October 29, 2004 (the “Original Registration Statement”), together with the exhibits thereto; and

•                    Amendment No. 1, without exhibits, marked to show changes from the Original Registration Statement filed on October 29, 2004.

We are responding to the Staff’s comments contained in its letter dated November 23, 2004.  For your convenience, this letter sets forth in italics each of the Staff’s comments before our responses.  Page number references relate to the attached blacklined pages.

Form S-3

1.             We note that you will conduct a shareholder meeting on November 29 to authorize additional common shares that will be issuable upon exercise of outstanding warrants. We may have comments on your disclosure once revised to take account of the outcome of this shareholder vote.

Response:  On November 29, 2004, Parent’s shareholders voted to authorize the additional common shares that will become issuable upon the exercise of the warrants.  We have revised Amendment No. 1 throughout to reflect the results of the meetings.

2.             We note that the amount of the common shares being registered for resale on the cover page of the prospectus differs from the amount of common shares listed in the fee table. Please advise or revise.

Response:  Foster Wheeler has revised the disclosure as requested.

Cover Page of the Prospectus

3.             Please clarify, if true, that you are registering the resale of the common shares, preferred shares, warrants and notes.  Revise the first paragraph and the disclosures in the prospectus accordingly.

Response:  Foster Wheeler has revised the disclosure as requested.

4.             We also note that at the time the warrants were issued they were not exercisable within one year and that you undertook to file a registration statement for the issuance of the underlying shares prior to the time that the warrants could be exercised.  We note that the registration statement has not yet been filed and that the resale of these shares by selling securityholders is not covered by this registration statement.  Please confirm our understanding.

Reponse:  We confirm your understanding and reconfirm Foster Wheeler’s undertaking to file a registration statement prior to September 24, 2005 when the warrants are first exercisable.

5.             Please tell us what exemption from registration you relied upon for the issuance of the Class B warrants and tell us all of the facts necessary to support reliance on the. exemption.

Response:  The Class B Warrants were distributed on a pro rata basis of one warrant per common share for no consideration to the holders of record of Parent’s common shares immediately preceding the exchange offer.  This distribution of securities did not constitute a sale or offer for sale of securities and was therefore not subject to Section 5 of the Securities Act.

Selling Securityholders, page 115

6.             Please tell us whether any of the selling securityholders are broker-dealers or an affiliate of broker-dealers.  If any selling shareholders are registered broker-dealers they should be named as underwriters.  With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business.  Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.  We may have further comments upon review of your response.

Response:  Foster Wheeler has amended the “Selling Securityholders” and “Plan of Distribution” sections to disclose that Citigroup Global Markets Inc. is a registered broker-dealer, and that entity has been named as an underwriter.  The disclosure has been revised to indicate that all securities acquired by affiliates of registered broker-dealers were so acquired in the ordinary course of business.  We understand that at the time of acquisition, no affiliate of a registered broker-dealer had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

7.             Please revise this section to include all of the information required by Item 507 of Regulation S-K. For example, you should include specific disclosure of the amount of each security being offered as well as the amount to be owned by each security holder after the offering is complete.

Response:  Foster Wheeler has revised the disclosure as requested.

8.             We note that you have not concluded that the selling securityholders are your affiliates. Please disclose the nature of any material relationship that the selling securityholders have had within the past three years with the registrant.

Response:  Foster Wheeler has revised the disclosure to identify all material relationships with Selling Securityholders within the past three years, as requested.

Legality Opinions

Exhibit 5.1

9.             Include an opinion regarding the preferred stock to be issued upon the exercise of the warrants in the event the common stock is not authorized.

Response:  The common shares issuable upon the exercise of the warrants have now been authorized, and consequently the warrants will not become exercisable for preferred shares.

10.           We note that you are limiting your opinion to the laws of New York and Delaware.  Local counsel opinions for the notes, guarantees, and warrants should be filed for any other jurisdiction in which your guarantors are located.  To the extent that such opinions support legal conclusions that are necessary to King & Spaulding’s opinion, the opinion should be revised to state that it is relying on the opinions of named local counsels in giving its own opinion.  The assumptions in the third paragraph should be removed.

Response:  We have revised the opinion as requested and have also added the Texas guarantor to the opinion.  We have also filed new separate local counsel opinions in respect of all other jurisdictions in which guarantors are located, which include California, England, The Netherlands, Luxembourg and Hungary.

11.           Please delete the assumption in enumerated paragraphs two and three relating to the notes being duly authenticated.

Response:  We have revised the opinion as requested.

Exhibit 5.2

12.           Please delete the assumptions in paragraph 3(d)(Y) with respect to the delivery of the indenture and the warrant agreement.  In addition, delete the assumptions in sections (g), (h), (j), and (l).  You may state that you are relying upon named local counsels for certain legal conclusions necessary in providing your opinions.

Response:  Bermuda counsel for Foster Wheeler has provided the following explanations in respect of the assumptions requested to be deleted:

(a)           Assumption 3(d)(Y): Because no representative from Bermuda counsel was present to witness the delivery of the Indenture and Warrant Agreement, Bermuda counsel must assume delivery took place in order to deliver its opinion.

(b)           Assumption (g): The Bermuda counsel opinion is given in reliance on the continued effectiveness of the resolutions of Foster Wheeler and its subsidiaries, in the form in which counsel reviewed them.  Bermuda counsel has indicated that this assumption is necessary to its ability to deliver its opinion.

(c)           Assumption (j): Under Bermuda law, if any of the relevant companies is not or will not be solvent at the relevant times stated in this assumption, then opinions 3 and 4 of the Bermuda counsel opinion will not be valid.  This is a matter of fact, not law, and therefore cannot be opined on as a matter of Bermuda law.

(d)           Assumption (l):  Bermuda counsel has deleted the assumption, and has revised its opinion number 2 to accommodate such deletion.

13.           In paragraph five, delete the statement that the opinion is “limited to and given on the basis of the current law and practice in Bermuda.”

Response:  Bermuda counsel have indicated that this assumption is fundamental to its ability to delivery its opinion.  Similar assumptions are imputed into opinions rendered in the United States though the Report of the TriBar Opinion Committee on Third Party “Closing” Opinions, which confirms the understanding that an opinion is rendered as of a specific time and that there is no general duty to update.

*   *   *   *

In response to your request contained beginning in the final paragraph on page 3 of your letter, Foster Wheeler is submitting a separate letter to you concurrently herewith.

We hope the foregoing information is helpful.  If we can be of any assistance to the Staff in explaining these changes, please let us know.  Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,

/s/ TRACY KIMMEL

Tracy Kimmel

cc:	Tamara Brightwell — Securities and Exchange Commission
Lisa Fries Gardner — Foster Wheeler
Vic Hebert — Foster Wheeler